SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-C
                                 (Rule 14d-100)
                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                        ELRON ELECTRONIC INDUSTRIES LTD.
                       (Name of Subject Company (Issuer))

                      DISCOUNT INVESTMENT CORPORATION LTD.
                        (Name of Filing Person (Offeror))

            ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.003 PER SHARE
                         (Title of Class of Securities)

                                    290160100
                      (CUSIP Number of Class of Securities)

                                KURT KEREN, ADV.
                      DISCOUNT INVESTMENT CORPORATION LTD.
   THE TRIANGULAR TOWER, 44TH FLOOR, 3 AZRIELI CENTER, TEL AVIV 67023, ISRAEL
                           TELEPHONE: +972-3-607-5881
      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With copies to:

          DANIEL E. WOLF, ESQ.                     IDO ZEMACH, ADV.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP    GOLDFARB, LEVY, ERAN, MEIRI & CO.
            FOUR TIMES SQUARE                     2 WEIZMANN STREET,
        NEW YORK, NEW YORK 10036                 TEL AVIV 64239, ISRAEL
       TELEPHONE: +972-3-608-9999              TELEPHONE: (212) 735-3000

                            CALCULATION OF FILING FEE

        Transaction Valuation*                   Amount of Filing Fee*
                N/A                                      N/A

     * Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     Amount Previously Paid: None.                 Filing Party: Not Applicable.
     Form or Registration No.: Not Applicable.     Date Filed: Not Applicable.

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[_] issuer tender offer subject to Rule 13e-4

[_] going-private transaction subject to Rule 13e-3

[_] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                IMPORTANT NOTICE

THE FOLLOWING COMMUNICATION IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES OF ELRON. THE POSSIBLE TENDER OFFER THAT IS DESCRIBED IN THE FOLLOWING COMMUNICATION HAS NOT YET COMMENCED. ONCE A TENDER OFFER COMMENCES, IF AT ALL, DISCOUNT INVESTMENT CORPORATION LTD. WILL FILE A TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WITH THE SECURITIES AND EXCHANGE COMMISSION
(SEC) AND THE ISRAELI SECURITIES AUTHORITY (ISA). SHAREHOLDERS SHOULD READ THE TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE TENDER OFFER STATEMENTS AND OTHER RELATED DOCUMENTS, IF AND WHEN THEY ARE FILED, WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV AND ON THE ISA'S WEBSITE AT HTTP://WWW.MAGNA.ISA.GOV.IL, AND WILL ALSO BE MADE AVAILABLE WITHOUT CHARGE TO ALL SHAREHOLDERS BY CONTACTING THE CORPORATE SECRETARY OF DISCOUNT INVESTMENT CORPORATION AT +972-3-6075888. ELRON SHAREHOLDERS ARE URGED TO READ THESE MATERIALS, IF AND WHEN THEY BECOME AVAILABLE, CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

                                   ----------

On May 15, 2007, Discount Investment Corporation Ltd. ("DIC") filed a prospectus (in Hebrew) with the Israeli Securities Authority and the Tel Aviv Stock Exchange (the "Prospectus"). In the Prospectus, DIC stated that it is considering purchasing additional shares of Elron Electronic Industries Ltd. ("Elron"), representing up to approximately 10% of Elron's outstanding shares, by way of a tender offer or in another manner. No timing, size or terms of such purchase have been determined and there is no assurance that such purchase will take place.

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